SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

CBRL Group, Inc.
(Name of Subject Company (Issuer))

CBRL Group, Inc.
(Name of Filing Person (Offeror and Issuer))

Common Stock, Par Value $0.01 Per Share
(including the associated common stock purchase rights)
(Title of Class of Securities)

Common Stock: 12489V106
(CUSIP Number of Class of Securities)

Lawrence E. White
Senior Vice President - Finance and Chief Financial Officer
CBRL Group, Inc.
305 Hartmann Drive,
P.O. Box 787
Lebanon, Tennessee 37088-0787
Telephone: (615) 443-9869
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Gary M. Brown Baker, Donelson, Bearman, Caldwell & Berkowitz, PC Commerce Center, Suite 1000 211 Commerce Street Nashville, Tennessee 37201 Telephone: (901) 726-5600	Sam D. Chafetz Baker, Donelson, Bearman, Caldwell & Berkowitz, PC 165 Madison Avenue, Suite 2000 Memphis, TN 38103 Telephone: (901) 526-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$770,500,000	$82,444

* Estimated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that an aggregate of 16,750,000 shares of common stock, par value $0.01 per share are purchased at the maximum possible tender offer price of $46.00 per share.
** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $82,444	Filing Party: CBRL Group, Inc.
Form or Registration No.: Schedule TO	Date Filed: March 31, 2006

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to the tender offer by CBRL Group, Inc. a Tennessee corporation (“CBRL” or the “Company”), to purchase for cash up to 16,750,000 shares of its common stock, par value $0.01 per share, including the associated common stock purchase rights issued under the Rights Agreement dated as of September 7, 1999, between CBRL and SunTrust Bank, Atlanta, as rights agent, at a price not more than $46.00 nor less than $42.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”), which are dated and were filed with the Commission on March 31, 2006, as exhibits to the Company’s original Schedule TO dated that date (the “Schedule TO”). The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the items in the Schedule TO and applicable terms and exhibits set forth in the Schedule TO, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 4. Terms of the Transaction.

The following hereby amends Item 4(a) “Material Terms”:

•	The word “reasonably” is deleted from the first sentence following the sub-heading "Return of Unpurchased Shares" on page 27 of the Offer to Purchase.

•	The first sentence of the fourth, full paragraph on page 30 of the Offer to Purchase is hereby amended and restated to read as follows:

“In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date.”

•	The first paragraph of Section 7 (“Conditions of the Tender Offer”) on page 32 of the Offer to Purchase is hereby amended and restated to read as follows:

“Notwithstanding any other provision of the tender offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of, or the purchase of and the payment for shared tendered, subject to the rules under the Exchange Act, if, at any time on or after March 31, 2006 and before the expiration of the tender offer, any of the following events shall have occurred (or shall have been reasonably determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (except to the extent that such circumstances arise out of our action or omission), make it inadvisable to proceed with the tender offer or with acceptance for payment:…”

•	The phrase “, operations or prospects” is deleted from the first sub-bullet point on page 33 of the Offer to Purchase and replaced with “or operations.”

•	The word “prospects” is deleted from the second bullet point on page 34 of the Offer to Purchase.

•	The first sentence of the last paragraph on page 34 of the Offer to Purchase is hereby amended and restated to read as follows:

“The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions (except to the extent that such circumstances arise out of our action or omission), and may be waived by us, in whole or in part, at any time and from time to time, before the expiration of the tender offer, in our sole discretion.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2006		CBRL GROUP, INC.

	By:	/s/ Lawrence E. White
	Name:	Lawrence E. White
	Title:	Senior Vice President - Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated March 31, 2006*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) *
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 31, 2006*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 31, 2006*
(a)(2)-(a)(4)	Not applicable
(a)(5)(A)
Press Release dated March 17, 2006 (incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K for the period ended March 16, 2006 and filed with the SEC on March 17, 2006) *

(a)(5)(B)	Letter to Shareholders from the Chairman, President and Chief Executive Officer, dated March 31, 2006*
(a)(5)(C)	Press Release dated March 31, 2006*
(a)(5)(D)	Summary Advertisement Published in the New York Times on March 31, 2006*
(b)(1)
Commitment Letter from Wachovia Bank, National Association (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K for the period ended March 16, 2006 and filed with the SEC on March 17, 2006)

(d)(1)	Rights Agreement dated September 7, 1999 (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A12G filed with the SEC on September 21, 1999)
(d)(2)
Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10(g) to the Company’s Annual Report on Form 10-K for the fiscal year ended July 30, 1999 and filed with the SEC on October 26, 1999)

(d)(3)
2000 Non-Executive Stock Option Plan (incorporated by reference to Exhibit 10(i) to the Company’s Annual Report on Form 10-K for the fiscal year ended August 2, 2002 and filed with the SEC on October 25, 2002)

(d)(4)
1989 Non-Employee Director’s Stock Option Plan, as amended (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended August 2, 1991 and filed with the SEC on October 29, 1991)

(d)(5)
2002 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10(i) to the Company’s Annual Report on Form 10-K for the fiscal year ended August 1, 2003 and filed with the SEC on October 15, 2003 )

(d)(6)
Amendment No. 1 to Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10(i) to the Company’s Annual Report on Form 10-K for the fiscal year ended July 29, 2005 and filed with the SEC on September 26, 2005)

(d)(7)
Form of Restricted Stock Award (incorporated by reference to Exhibit 10(j) to the Company’s Annual Report on Form 10-K for the fiscal year ended July 29, 2005 and filed with the SEC on September 26, 2005)

(d)(8)
Form of Stock Option Award under the Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10(k) to the Company’s Annual Report on Form 10-K for the fiscal year ended July 29, 2005 and filed with the SEC on September 26, 2005)

(d)(9)
Form of Stock Option Award under the Omnibus Plan (incorporated by reference to Exhibit 10(l) to the Company’s Annual Report on Form 10-K for the fiscal year ended July 29, 2005 and filed with the SEC on September 26, 2005)

(d)(10)
Executive Employment Agreement dated as of August 1, 2005 between Michael A. Woodhouse and the Company (incorporated by reference to Exhibit 10(m) to the Company’s Annual Report on Form 10-K for the fiscal year ended July 29, 2005 and filed with the SEC on September 26, 2005)

(d)(11)	Director Compensation Policy (incorporated by reference to the Company’s Current Report on Form 8-K for the period ended July 28, 2005 and filed with the SEC on August 1, 2005)
(d)(12)	2006 Success Plan*
(d)(13)	Form of Success Award Notice under the 2006 Success Plan*
(e)	Not applicable
(g)	Not applicable
(h)	Not applicable

* Previously filed on Schedule TO-I on March 31, 2006